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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            NEWPOWER HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                            NEWPOWER HOLDINGS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   652463101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MARC E. MANLY
                 MANAGING DIRECTOR, LAW AND GOVERNMENT AFFAIRS
                            NEWPOWER HOLDINGS, INC.
                            ONE MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 697-2100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:
                                SCOTT M. FREEMAN
                         SIDLEY AUSTIN BROWN & WOOD LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-9



     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on March 1, 2002 by NewPower Holdings, Inc. (the "Company"), relating to a tender offer commenced on March 1, 2002 by Windsor Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Centrica plc ("Parent"), a public limited company organized under the laws of England and Wales, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company. The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.


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ITEM 8.  ADDITIONAL INFORMATION.



     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:



     The information set forth in the joint press release issued by the Company and Parent on March 11, 2002, filed as Exhibit (a)(6) hereto, is hereby incorporated herein by reference.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:


     The following Exhibits are filed herewith:


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Joint Press Release issued by the Company and Parent on
          February 23, 2002 (filed by the Company on February 25,
          2002)*
(a)(2)    Letter to Stockholders of the Company, dated March 1, 2002*
(a)(3)    Offer to Purchase, dated March 1, 2002 (incorporated by
          reference to Exhibit (a)(1)(i) to the Schedule TO of
          Purchaser filed on March 1, 2002)*
(a)(4)    Form of Letter of Transmittal (incorporated by reference to
          Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on
          March 1, 2002)*
(a)(5)    Opinion of Credit Suisse First Boston Corporation dated
          February 19, 2002 (included as Annex II to this Statement)*
(a)(6)    Joint Press Release issued by the Company and Parent on
          March 11, 2002**
(e)(1)    Agreement and Plan of Merger, dated as of February 22, 2002, among Parent, Purchaser and the Company (incorporated by
          reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on March 1, 2002)*
(e)(2)    Settlement Agreement, dated as of February 22, 2002, among the Company, The New Power Company, Enron Corp., Enron North
          America Corp., Enron Power Marketing, Inc. and Enron Energy
          Services, Inc.*
(e)(3)    Master Termination Agreement, dated February 22, 2002, among
          Enron North America Corp., Enron Power Marketing, Inc.,
          Enron Energy Services, Inc. Enron Energy Services, LLC,
          NewPower Holdings, Inc. and The New Power Company*
(e)(4)    Tender Agreement, dated as of February 22, 2002, among
          Parent, the Company, Enron Energy Services, LLC, Cortez
          Energy Services, LLC, McGarret I, L.L.C., McGarret II,
          L.L.C., McGarret III, L.L.C. and EES Warrant Trust
          (incorporated by reference to Exhibit (d)(3) to the Schedule
          TO of Purchaser filed on March 1, 2002)*
(e)(5)    Tender Agreement dated as of February 22, 2002, among Parent and DLJ Merchant Banking Partners II, L.P. and certain other stockholders of the Company named therein, (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on March 1, 2002)*
(e)(6)    Form of Tender Agreement among Parent and certain
          stockholders of the Company (incorporated by reference to
          Exhibit (d)(4) to the Schedule TO of Purchaser filed on
          March 1, 2002)*
(e)(7)    Confidentiality and Standstill Agreements, dated November 1,
          2002, between Parent and the Company*
(e)(8)    Information Statement of the Company pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, dated
          March 1, 2002 (included as Annex I to this Statement)*


---------------


 *   Previously filed.



**   Filed herewith.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEWPOWER HOLDINGS, INC.

                                          By:    /s/ H. EUGENE LOCKHART
                                            ------------------------------------
                                            Name: H. Eugene Lockhart
                                              Title:  Chairman, President and
                                                Chief Executive Officer


Dated: March 11, 2002


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